

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Israel Abitbol
Chief Financial Officer
374Water Inc.
701 W Main Street, Suite 410
Durham, NC 27701

   Re: 374Water Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 1, 2022
    File No. 000-27866
    Form 10-Q for the Quarterly Period Ended September 30, 2022
    Filed November 1, 2022
    File No. 001-41420

Dear Israel Abitbol:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Section 302 and Section 906 Certifications, page exhibits

1. We note you have listed in the Exhibit Index the respective Exhibit 31 and Exhibit 32 Certifications of the Chief Executive Officer and Chief Financial Officer. However, the actual Certifications have not been filed or provided with the September 30, 2022 Quarterly Report on Form 10-Q. Please amend the Form 10-Q in its entirety to also provide the Certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing